Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports first quarter 2023 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and derived from the company’s condensed consolidated financial statements which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations and adjusted operating earnings) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s interest in Fort Hills and Syncrude.

●	Generated adjusted funds from operations of $3.0 billion and adjusted operating earnings of $1.8 billion, and returned nearly $1.6 billion to shareholders.

●	Delivered total upstream production of 742,100 barrels of oil equivalent per day (boe/d) and refinery throughput of 367,700 barrels per day (bbls/d), with Commerce City refinery back in service at the end of March.

●	Portfolio rationalization continued with completion of sale of wind and solar business and acquisition of an additional 14.65% working interest in Fort Hills. Additionally, reached an agreement for the sale of the U.K. Exploration and Production (E&P) portfolio.

●	Announced agreement to acquire TotalEnergies’ Canadian operations, including the remaining working interest in Fort Hills and a 50% working interest in the Surmont in situ asset.

Calgary, Alberta (May 8, 2023)

●	Suncor delivered adjusted funds from operations of $3.002 billion ($2.26 per common share) in the first quarter of 2023, compared to $4.094 billion ($2.86 per common share) in the prior year quarter, and returned approximately $1.6 billion of value to shareholders through $874 million in share repurchases and the payment of $690 million of dividends. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $1.039 billion ($0.78 per common share) in the first quarter of 2023, compared to $3.072 billion ($2.14 per common share) in the prior year quarter.

●	Adjusted operating earnings were $1.809 billion ($1.36 per common share) in the first quarter of 2023, compared to $2.755 billion ($1.92 per common share) in the prior year quarter. Net earnings were $2.052 billion ($1.54 per common share) in the first quarter of 2023, compared to $2.949 billion ($2.06 per common share) in the prior year quarter.

●	Total Oil Sands production was 675,100 bbls/d in the first quarter of 2023, which included record quarterly In Situ volumes, compared to 685,700 bbls/d in the prior year quarter, with the decrease due to lower synthetic crude oil (SCO) production, partially offset by increased non-upgraded bitumen production.

●	During the first quarter of 2023, the company completed the sale of its wind and solar assets for gross proceeds of $730 million, and the acquisition of an additional 14.65% working interest in Fort Hills for $712 million. Also during the first quarter of 2023, the company reached an agreement for the sale of its U.K. E&P portfolio for gross proceeds of approximately $1.2 billion, including a contingent consideration of approximately $338 million, before closing adjustments and other closing costs. The sale is pending regulatory approval and is expected to close in the second quarter of 2023.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

●	Subsequent to the first quarter of 2023, Suncor entered into an agreement to purchase TotalEnergies’ Canadian operations through the acquisition of TotalEnergies EP Canada Ltd. (TotalEnergies Canada), which holds a 31.23% working interest in Fort Hills, a 50% working interest in the Surmont in situ asset (Surmont), as well as certain other associated assets. The acquisition is for cash consideration of $5.5 billion, before closing adjustments and other closing costs, with the potential for additional payments of up to an aggregate maximum of $600 million. The transaction will have an effective date of April 1, 2023, and is anticipated to close in the third quarter of 2023, subject to pre-emptive rights, regulatory approval and other closing conditions.

●	Effective April 3, 2023, Suncor’s Board of Directors selected Rich Kruger as the company’s new President and Chief Executive Officer. Mr. Kruger also joined the Suncor Board of Directors.

“I am excited to be working with the dedicated Suncor team, and to be leading a company with a long and successful history combined with a unique, physically integrated and high-quality asset base,” said Rich Kruger, Suncor’s President and Chief Executive Officer. “My goal is to return Suncor to its industry leadership position by focusing on the fundamentals of safety, operational excellence, reliability and profitability to ensure the company delivers superior, long-term shareholder value.”

Financial Results

Adjusted Operating Earnings

Suncor’s adjusted operating earnings were $1.809 billion ($1.36 per common share) in the first quarter of 2023, compared to $2.755 billion ($1.92 per common share) in the prior year quarter, primarily due to decreased crude oil realizations, increased operating expenses and lower upstream production and refinery throughput, partially offset by increased refined product realizations, decreased royalties and income taxes. Adjusted operating earnings were also impacted by a weakening in crude oil benchmark pricing during the current quarter, compared to a strengthening in benchmark pricing in the prior year quarter, resulting in a first-in, first-out (FIFO) inventory valuation loss in the first quarter of 2023, compared to a significant gain in the prior year quarter.

Net Earnings

Suncor’s net earnings were $2.052 billion ($1.54 per common share) in the first quarter of 2023, compared to $2.949 billion ($2.06 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings discussed above, net earnings for the first quarter of 2023 included a $302 million gain on the sale of the company’s wind and solar assets, an $18 million unrealized loss on risk management activities recorded in other income (loss), a $3 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt recorded in financing expenses and a $38 million income tax expense related to the items noted. Net earnings in the prior year quarter included a $146 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a $75 million unrealized gain on risk management activities recorded in other income (loss) and a $27 million income tax expense related to the items noted.

Adjusted Operating Earnings Reconciliation(1)

	Three months ended March 31
($ millions)	2023	2022
Net earnings	2 052	2 949
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	3	(146)
Unrealized loss (gain) on risk management activities	18	(75)
Gain on significant disposal	(302)	—
Income tax expense on adjusted operating earnings adjustments	38	27
Adjusted operating earnings(1)	1 809	2 755

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense excluded from adjusted operating earnings line. See the Non-GAAP Financial Measures section of this news release.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations were $3.002 billion ($2.26 per common share) in the first quarter of 2023, compared to $4.094 billion ($2.86 per common share) in the prior year quarter. Adjusted funds from operations were influenced by the same factors impacting adjusted operating earnings noted above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $1.039 billion ($0.78 per common share) in the first quarter of 2023, compared to $3.072 billion ($2.14 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a larger use of cash associated with the company’s working capital balances in the first quarter of 2023 compared to the prior year quarter. The use of cash in the first quarter of 2023 was primarily due to income tax payments made relating to the company’s 2022 income tax expense, and the timing of commodity tax and royalty payments.

Operating Results

Suncor’s total upstream production was 742,100 boe/d in the first quarter of 2023, compared to 766,100 boe/d in the prior year quarter.

The company’s net SCO production was 497,800 bbls/d in the first quarter of 2023, compared to 515,300 bbls/d in the prior year quarter, driven by combined upgrader utilization of 93% in the first quarter of 2023, reflecting the impact of unplanned maintenance in the quarter, compared to 96% in the prior year quarter. During the first quarter of 2023, the company leveraged its regional integration and asset flexibility, through the use of internal transfers between assets, to mitigate the impacts of maintenance during the period.

The company’s non-upgraded bitumen production increased to 177,300 bbls/d in the first quarter of 2023, compared to 170,400 bbls/d in the prior year quarter, and included a new quarterly production record from the company’s In Situ assets. The increase in non-upgraded bitumen production to market included the impacts of lower bitumen volumes processed at upgrading compared to the prior year quarter. At Fort Hills, production in the first quarter of 2023 was 69,200 bbls/d, compared to 87,500 bbls/d in prior year quarter, reflecting the execution of its mine improvement plan, which is currently on plan. This was partially offset by increased production associated with the company’s acquisition of an additional working interest, which was effective February 2, 2023.

E&P production during the first quarter of 2023 was 67,000 boe/d, compared to 80,400 boe/d in the prior year quarter, with the decrease primarily due to natural declines, and asset sales at E&P International.

Refinery crude throughput was 367,700 bbls/d and refinery utilization was 79% in the first quarter of 2023, compared to 436,500 bbls/d and 94% in the prior year quarter, with the decrease primarily due to the completion of repairs and subsequent progressive restart activities at the company’s Commerce City refinery, as the asset returned to operations by the end of the quarter. Refinery utilization for the company’s Canadian refineries was 94% in the first quarter of 2023, compared to 98% in the prior year quarter. Refined product sales in the first quarter of 2023 were 514,800 bbls/d, compared to 551,900 bbls/d in the prior year quarter, primarily due to the decrease in refinery crude throughput at the company’s Commerce City refinery in the current quarter.

“I have spent some time at our major operating sites over my first few weeks, getting familiar with our operations, our workforce, and understanding our full capabilities,” said Kruger. “Our operational performance in the first quarter reinforces the importance of executing the fundamentals of our business and my focus going forward, in addition to safety and operational excellence, will be to maximize the reliability and financial performance of each asset.”

The company’s total operating, selling and general (OS&G) expenses were $3.424 billion in the first quarter of 2023, compared to $3.088 billion in the prior year quarter. The increase was primarily due to increased maintenance costs, including the impacts of repair activities at the company’s Commerce City refinery, inflationary impacts, increased mining activity and the company’s additional working interest in Fort Hills, partially offset by a decrease in share-based compensation expense. The company’s exposure to commodity costs within OS&G are partially mitigated by revenue from power sales that are recorded in operating revenues.

Strategy Update

“My overriding objective for Suncor is to deliver industry-leading performance. I believe we can achieve this by driving clarity and simplification throughout the organization, and by instilling a laser-like focus on the fundamentals of safety, operational excellence, reliability and profitability,” said Kruger.

The company continues to progress disciplined decisions to streamline its portfolio, enabling greater fit and focus and allowing the company to allocate resources to its highest value core assets to maximize shareholder returns. On February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills for $712 million, bringing the company’s and its affiliate’s total aggregate working interest in Fort Hills to 68.76%. Subsequent to the first quarter of 2023, Suncor entered into an agreement to purchase TotalEnergies’ Canadian operations through the acquisition of TotalEnergies Canada, which holds a 31.23% working interest in Fort Hills, a 50% working interest in Surmont, located in the Fort McMurray region, as well as certain other associated assets. The acquisition is for cash consideration of $5.5 billion, before closing adjustments and other closing costs, with the potential for additional payments of up to an aggregate maximum of $600 million, expiring after five years and conditional upon WCS benchmark pricing and certain production targets. Subject to closing, the transaction will have an effective date of April 1, 2023. The Surmont in situ project is operated by ConocoPhillips Canada, which holds the remaining 50% working interest. Under the terms of the Surmont joint venture arrangements, ConocoPhillips Canada has certain pre-emptive rights including a right of first refusal on the 50% Surmont working interest. Closing of the transaction is anticipated to occur in the third quarter of 2023 and is subject to waiver of the right of first refusal on the Surmont working interest and other customary closing conditions, including regulatory approvals.

Upon closing, Suncor will be the sole owner and operator of Fort Hills. This transaction, in addition with the previous acquisition of 14.65% interest in Fort Hills from Teck Resources Limited in the first quarter of 2023, adds approximately 163,000 bbls/d of bitumen production capacity to Suncor’s portfolio. The additional bitumen production capacity advances the company’s long-term bitumen supply strategy for when the company’s Base Mine reaches its end of life. With 100% ownership of Fort Hills, Firebag and MacKay River, there is sufficient bitumen supply from the company’s regional Oil Sands assets to continue to feed the Base Plant upgraders at full rates post the end of the Base Mine life, which is expected in the mid-2030’s. Additionally, the increased production volumes will provide immediate and accretive cash flow for the company.

The company intends to fund the acquisition primarily through debt issuances. As a result, the company plans to maintain its current capital allocation levels, allocating excess funds equally towards debt repayment and share buybacks. Should the acquisition close as contemplated, Suncor’s Board of Directors currently intends to increase the quarterly dividend by approximately 10% following transaction close.

In E&P, during the first quarter of 2023, the company reached an agreement for the sale of its U.K. portfolio for gross proceeds of approximately $1.2 billion, including a contingent consideration of approximately $338 million, before closing adjustments and other closing costs. The sale is pending regulatory approval and is expected to close in the second quarter of 2023. Also during the first quarter of 2023, the company completed the sale of its wind and solar assets for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of approximately $260 million.

The Terra Nova Floating, Production, Storage and Offloading facility returned to Canada in the first quarter of 2023. The timing of Terra Nova return to production has been delayed as the company has identified additional maintenance and commissioning activities, that are currently ongoing quayside, in order to ensure full confidence in the safety and reliability of the asset before returning to production.

In the downstream, in the first quarter of 2023 the company entered into a co-ownership agreement with North Atlantic, a leading gas station and convenience store operator in Atlantic Canada, to combine retail fuel networks. The combined network has 110 sites in three Atlantic Canadian provinces, and will include the rebranding of a number of North Atlantic’s sites to the Petro-Canada™ brand. Additionally, subsequent to the first quarter of 2023, Petro-Canada™ and Canadian Tire Corporation announced a new partnership. The partnership will result in the rebranding of over 200 of Canadian Tire Corporation’s retail fuel network sites to the Petro-Canada™ brand, increasing the presence of Petro-Canada’s brand across the country. This will include partnering of the two iconic brand’s loyalty programs, driving additional value for millions of loyalty members. Suncor will also become the primary fuel provider for Canadian Tire Corporation’s retail fuel network over time.

Reducing greenhouse gas (GHG) emissions is a key component of the company’s business strategy and long-term vision, and Suncor continues to work collaboratively with industry peers through the Pathways Alliance and with federal and provincial governments. In the first quarter of 2023, the Pathways Alliance was awarded exploratory rights from the Government of Alberta for the proposed carbon capture and storage hub to safely and permanently store CO2 captured from over twenty oil sands facilities in northern Alberta. Also during the first quarter of 2023, an engineering contract was awarded to Wood, a global engineering and consulting company, to develop detailed plans for a 400-kilometre CO2 transportation line that would eventually link the oil sands facilities with the carbon capture and storage hub. This engineering and field work is expected to support a regulatory application later this year.

Corporate Guidance

Suncor has updated its full-year business environment outlook assumption for AECO-C Spot from $5.00/GJ to $2.50/GJ due to changes in forward curve pricing for the remainder of the year.

In addition, the production range for E&P has been updated from 65,000 bbls/d–75,000 bbls/d to 50,000 bbls/d–60,000 bbls/d, with no change to the company’s total production range, reflecting the delay of Terra Nova return to production, as well as the timing of the U.K. divestiture.

For further details and advisories regarding Suncor’s 2023 corporate guidance, see www.suncor.com/guidance.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations and adjusted operating earnings and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings is reconciled to net earnings in the news release above.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income taxes	1 477	2 309	375	645	993	1 417	(131)	(523)	—	—	2 714	3 848
Adjustments for:												—
Depreciation, depletion, amortization and impairment	1 138	1 105	127	129	220	212	31	25	—	—	1 516	1 471
Accretion	114	63	17	14	2	1	—	—	—	—	133	78
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	3	(146)	—	—	3	(146)
Change in fair value of financial instruments and trading inventory	27	(21)	(25)	(17)	28	(36)	—	—	—	—	30	(74)
(Gain) loss on disposal of assets	—	(2)	(1)	—	(11)	—	(302)	—	—	—	(314)	(2)
Share-based compensation	(60)	28	1	(1)	(27)	5	(117)	24	—	—	(203)	56
Settlement of decommissioning and restoration liabilities	(124)	(88)	(2)	—	(7)	(2)	—	(1)	—	—	(133)	(91)
Other	16	20	(1)	(46)	(4)	—	(17)	(44)	—	—	(6)	(70)
Current income tax expense	—	—	—	—	—	—	—	—	(738)	(976)	(738)	(976)
Adjusted funds from (used in) operations	2 588	3 414	491	724	1 194	1 597	(533)	(665)	(738)	(976)	3 002	4 094
Change in non-cash working capital											(1 963)	(1 022)
Cash flow provided by operating activities											1 039	3 072

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: statements about Suncor's proposed acquisition of TotalEnergies Canada, including the expected benefits therefrom, including that it will advance Suncor's long-term bitumen supply strategy for when the company's Base Mine reaches its end of life in the mid-2030's, the expected sources of funds for the proposed acquisition, and the timing of the transaction; that, with 100% ownership of Fort Hills, Firebag and MacKay River, Suncor will have sufficient physical bitumen supply from the company's regional Oil Sands assets to continue to feed the Base Plant upgraders at full rates post the end of the Base Mine life which is expected in the mid-2030’s; Suncor's expectation that the sale of its U.K. E&P portfolio will close in the second quarter of 2023; Suncor's expected focus on the fundamentals of safety, operational excellence, reliability and profitability and its expectation that this will allow the company to deliver superior, long-term shareholder value and maximize the reliability and financial performance of each asset; Suncor's strategy and priorities and the expected benefits therefrom; statements about Suncor's capital allocation framework and the expectation that Suncor's Board of Directors will increase the quarterly dividend by approximately 10% following the closing of the acquisition of TotalEnergies Canada; statements about the Terra Nova Floating, Production, Storage and Offloading facility, including that the timing of return to production has been delayed; statements and expectations for the company's announced partnership with Canadian Tire Corporation, including the expected benefits and timing; and Suncor's updated full-year business environment outlook assumptions for AECO-C Spot rates and the production range for E&P. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 6, 2023, Suncor’s Report to Shareholders for the First Quarter of 2023 dated May 8, 2023, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

To view a full copy of Suncor’s first quarter 2023 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor's profile on sedar.com or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor's first quarter results, visit suncor.com/webcasts.

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

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